UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

Commission file number 1-31447

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants
CenterPoint Energy Savings Plan:

Opinion on the financial statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the CenterPoint Energy Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, Schedules of Delinquent Participant Contributions and Non-exempt Transactions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2004.

Houston, Texas
June 24, 2022

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
	(in thousands)
Assets
Investments at fair value (Note 4)	$2,649,898	$2,404,229
Fully benefit-responsive investment contracts at contract value (Note 4)	281,815	304,836
Total investments	2,931,713	2,709,065

Receivables:
Notes receivable from participants	33,990	35,895
Dividends, interest, and other	1	33
Investment transactions	215	15
Employer contributions	2,673	2,728
Participant contributions	—	1,240
Transfer of net assets from Energy Systems Group, LLC 401(k) Plan	107,325	—
Total receivables	144,204	39,911
Total Assets	3,075,917	2,748,976

Liabilities
Investment transactions	(609)	(13)
Other	(147)	(254)
Total Liabilities	(756)	(267)
Net Assets Available for Benefits	$3,075,161	$2,748,709

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)
Investment Income:
Net appreciation in investments	$410,107
Dividends and interest	13,079
Total investment income	423,186

Interest on notes receivable from participants	1,869

Contributions:
Participant	86,752
Employer	57,633
Rollover	5,532
Total contributions	149,917

Expenses:
Benefit payments	(351,621)
Administrative expenses	(4,224)
Total expenses	(355,845)

Change in Net Assets Available for Benefits prior to transfer of net assets from Energy Systems Group, LLC 401(k) Plan	219,127
Transfer of net assets from Energy Systems Group, LLC 401(k) Plan	107,325
Change in Net Assets Available for Benefits	326,452

Net Assets Available for Benefits:
Beginning of Period	2,748,709
End of Period	$3,075,161

See accompanying Notes to Financial Statements.

(1) Description of the Plan

The following description of the CenterPoint Energy Savings Plan (the Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors and (d) non-resident aliens who receive no United States sourced income (Participants).

Effective as of the close of business on December 31, 2021, the Energy Systems Group, LLC 401(k) Plan (the ESG Plan) was merged with and into the Plan, and certain subsidiaries of the Company that participated in the ESG Plan became participating employers of the Plan. As such, employees of those subsidiaries became eligible to participate in the Plan (the ESG Participants).

(b)Contributions

Participants may make pre-tax and/or Roth contributions up to 50% of eligible compensation, not to exceed the Internal Revenue Service (IRS) limits as defined in the Plan, except that certain bargaining unit Participants may contribute more than 50% of any bonus compensation in accordance with the terms of the Plan and the applicable collective bargaining agreement. Participants (except, prior to January 1, 2022, employees of certain participating employers) may also make after-tax contributions up to 16% of eligible compensation, not to exceed the IRS limits as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax and/or Roth contribution not to exceed the IRS limit ($6,500 for 2021); however, the Company does not provide Company matching contributions on such “catch-up” contributions. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or individual retirement accounts. Participants direct their contributions into the various eligible investment options offered by the Plan. Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

All new employees are automatically enrolled in the Plan to make pre-tax contributions unless they elect otherwise. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions at a rate of 6% (3% for certain bargaining unit Participants) of eligible compensation (Automatic Contribution). A notice is provided to all employees who are scheduled to be automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan unless the Participant elects otherwise. In addition, if a Participant is making contributions to the Plan from eligible regular pay, unless the Participant elects otherwise, his or her deferral rate is automatically increased by 1% on the first business day of April each year, up to a 10% maximum total deferral rate from regular pay. Employees may elect to change their contribution percentages and/or direct contributions to any of the investment options offered under the Plan at any time.

The Company matches 100% of the first 6% of eligible compensation contributed by a Participant to the Plan (excluding catch-up contributions) except with respect to (1) certain grandfathered non-bargaining unit Participants actively accruing benefits under a qualified defined benefit plan of the Company or an affiliate other than a cash balance benefit (Grandfathered Retirement Plan Participants) and (2) certain bargaining unit Participants. With respect to a Grandfathered Retirement Plan Participant, the Company matches 50% of the first 6% of eligible compensation contributed by such Participant. With respect to certain bargaining unit Participants, Company matching contributions are made in accordance with the Plan document and the applicable collective bargaining agreement and are generally

50% of the first 5%, 6%, or 8% of eligible compensation contributed by the Participant. The Company matching contribution for certain bargaining unit Participants covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,400 per year.

The Company also makes non-matching contributions equal to 3% of eligible compensation for Participants who are not eligible to accrue benefits, other than interest credits, under any qualified defined benefit Plan of the Company or any of its subsidiaries or affiliates (other than certain Grandfathered Retirement Plan Participants who were employed by Indiana Energy, Inc. or one of its subsidiaries on December 31, 1998 and met certain age and service requirements), except that for certain bargaining unit Participants, the Company makes different non-matching contributions in accordance with the Plan document and the applicable collective bargaining agreement. Employer contributions (matching and non-matching) are made in the form of cash and are invested in accordance with Participant elections.

The CenterPoint Energy, Inc. Common Stock Fund (Company Stock Fund) is an investment option under the Plan. A Participant may not elect (i) that more than 25% of future contributions (including Company matching and non-matching contributions) be invested in the Company Stock Fund or (ii) a transfer of any portion of his or her current account balance that would result in more than 25% of the total account balance invested in the Company Stock Fund. Furthermore, any transfer of funds into or out of the Company Stock Fund and other elections under the Plan that impact investments in the Company Stock Fund are subject to the Company’s Insider Trading Policy. In addition, Participants may elect to have dividends paid on their investment in the Company Stock Fund either reinvested in the Company Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Stock Fund to the other investment options offered by the Plan.

(c)Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2021:

•Company Stock Fund
•Fixed Income Fund
•International Equity Fund
•Large Company Growth Fund
•Large Company Value Fund
•S&P 500 Index Fund
•Small Company Fund
•Stable Value Fund
•Vanguard Target Retirement Income Fund
•Vanguard Target Retirement 2015 Fund
•Vanguard Target Retirement 2020 Fund
•Vanguard Target Retirement 2025 Fund
•Vanguard Target Retirement 2030 Fund
•Vanguard Target Retirement 2035 Fund
•Vanguard Target Retirement 2040 Fund
•Vanguard Target Retirement 2045 Fund
•Vanguard Target Retirement 2050 Fund
•Vanguard Target Retirement 2055 Fund
•Vanguard Target Retirement 2060 Fund
•Vanguard Target Retirement 2065 Fund

Upon enrollment in the Plan, Participants may direct contributions, in 1% increments, in any of the investment options; provided, however, that a Participant may not elect to invest more than 25% of future contributions (including Company contributions) in the Company Stock Fund. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. Participants are entitled to their vested account balance.

(e)Vesting, Forfeitures, and Excess Contributions

Participants are vested immediately in their elective contributions plus earnings thereon. Participants, other than certain bargaining unit employees, are also immediately fully vested in all Company contributions and actual earnings thereon. With respect to certain bargaining unit Participants, Company contributions vest in accordance with the Plan document and the applicable collective bargaining agreement, generally, ratably in 20% increments over 5 years but become fully vested upon reaching normal retirement age (age 65), becoming disabled (as defined in the Plan), death while an employee, or termination or partial termination of the Plan. Forfeitures may be used to reduce future employer contributions or pay reasonable administrative expenses of the Plan. The amount so utilized from forfeited non-vested accounts for the years ended December 31, 2021 and 2020 were $831 thousand and $363 thousand, respectively. Contributions made to the Plan by or for the benefit of highly compensated employees may be returned to them or forfeited, as applicable, if the Plan fails discrimination testing.

(f)Notes Receivable from Participants

Participants may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates for loans originated from the Plan are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus 1%. The prime rate was 3.25% as of December 31, 2021. Loans that were rolled over from another qualified plan in connection with an acquisition or other business transaction maintain their original terms of the loan (including interest rate used for the loan). Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from Participants.

(g)Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $5,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. A Participant may also elect a partial distribution of his or her account upon termination of employment. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 72 (or age 70½ for Participants who reach age 70½ before January 1, 2020), required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $5,000, (subject to direct roll-over to an individual retirement account if greater than $1,000 but not exceeding $5,000, unless the Participant directs the distribution otherwise).

A Participant who is under the age of 59½ may make a withdrawal from amounts attributable to after-tax contributions, roll-over contributions, the vested portion of prior Plan accounts, and associated earnings, as applicable. If a Participant is under the age of 59½ and has less than five years of service and withdraws after-tax matched contributions, the Participant will be suspended from making after-tax contributions to the Plan for six months. A Participant who is age 59½ or older may make unlimited withdrawals from pre-tax contributions, Roth contributions, after-tax contributions, company matching and/or non-matching contributions if fully vested in those contributions, the vested portion of prior Plan accounts, rollover accounts and any associated earnings.

The Plan also allows active Participants to apply for a “hardship” withdrawal from amounts attributable to pre-tax or Roth contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Further, certain bargaining unit Participants automatically enrolled in the Plan may elect, within 90 days after the date on which Automatic Contributions are first taken from their eligible compensation, to withdraw such Automatic Contributions. In addition, if an Automatic Contribution was first made for an ESG Participant under the ESG Plan prior to its merger with and into the Plan and Automatic Contributions could be withdrawn within 90 days of the first such contribution under the ESG Plan, the ESG Participant continued to have such right to withdraw Automatic Contributions following the merger in accordance with the terms of the ESG Plan as in effect immediately prior to the merger.

(h)Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Voya Institutional Plan Services, LLC is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Stock Fund. Changes to the Company Stock Fund may be made only by the Board of Directors of the Company.

(i)Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

(j)Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2021, and through June 24, 2022, the date the financial statements were available to be issued, for inclusion in the financial statements and notes.

(2) Summary of Accounting Policies

(a)Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of the Plan financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)New Accounting Standards

The Plan sponsor believes that recently adopted and recently issued accounting standards that are not yet effective will not have a material impact on the Plan's financial position or changes in net assets available for benefits upon adoption.

(c)Investment Valuation and Income Recognition

The investments in all Funds, except for the fully benefit-responsive investment contracts, of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d)Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from Participants is recorded when it is earned. A reserve for credit losses is recorded when collection is no longer deemed probable. There was no reserve for credit losses as of December 31, 2021 and 2020.

(e)Payment of Benefits

Benefits are recorded when paid.

(f)Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500, if applicable, as indirect compensation in accordance with ERISA disclosure requirements.
(3) Merger of Energy Systems Group, LLC 401(k) Plan

Effective as of the close of business on December 31, 2021, the Energy Systems Group, LLC 401(k) (ESG) Plan was merged with and into the Plan in accordance with section 414(l) of the Internal Revenue Code, resulting in a transfer of net assets to the Plan of $107 million as of December 31, 2021. Net Assets Available for Benefits from the ESG Plan trust were transferred and received by the Plan trust on January 10, 2022.

(4) Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.

The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and
Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

As of December 31, 2021, the Plan updated its investment classification for the leveling presentation of the fair value hierarchy based on the attributes of each individual investment held by the Plan, as opposed to the attributes of the Funds offered to Participants. Management determined the updated classification is more representative of fair value within the fair value hierarchy. The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2021. Prior year's presentation within the fair value hierarchy has been changed to conform to current year's presentation.

Asset	Level	Valuation Methodology
Equities	1	Valued at the last traded or official closing price in an active market or exchange in which these securities are traded.
Common/Collective Trust	2	Valued at the net asset value, or its equivalent, of units held by the Plan and generally include the use of significant observable inputs in determining the unit value which is available daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31,    2021 and 2020:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Grand Total
	(in thousands)
Cash and Cash Equivalents	$5,759	$—	$—	$5,759
Company Stock	242,506	—	—	242,506
Other Equities	277,732	—	—	277,732
Common/Collective Trust Funds	—	2,123,901	—	2,123,901
Total investments at fair value	$525,997	$2,123,901	$—	$2,649,898
Fully benefit-responsive investment contracts at contract value				281,815
Total Investments				$2,931,713

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Grand Total
	(in thousands)
Cash and Cash Equivalents	$6,776	$—	$—	$6,776
Company Stock	219,666	—	—	219,666
Other Equities	180,440	—	—	180,440
Common/Collective Trust Funds	—	1,997,347	—	1,997,347
Total investments at fair value	$406,882	$1,997,347	$—	$2,404,229
Fully benefit-responsive investment contracts at contract value				304,836
Total Investments				$2,709,065

(5) Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. As of December 31, 2021, the investments held by the Stable Value Fund consist of:

(in thousands)
Synthetic guaranteed investment contracts	$274,715
Short term investment fund	7,100
Total contract values	$281,815

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the Plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

(6) Risks and Uncertainties

The Plan has investments in short term cash equivalents, equities, and common collective trust funds. As part of its equity investments, the Plan has significant holdings of CenterPoint Energy, Inc. common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

(7) Tax Status

The IRS has determined and informed the Company by letter dated August 18, 2021 that the Plan is qualified, and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(8) Related Party and Parties-in-Interest Transactions

The Plan may invest in shares of funds provided through the Northern Trust Company and Voya and in shares of the Company Stock Fund. CenterPoint Energy is the Plan sponsor and a related party. Northern Trust is the Trustee for the Plan, and Voya is the recordkeeper. Therefore, these transactions qualify as party in interest transactions. During 2021, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	(in thousands)
Northern Trust Collective Short-term Investment Fund	$226,299

Sales
Company Stock	$34,239
Northern Trust Collective Short-term Investment Fund	228,262

(9) Non-exempt Transaction

Effective as of the close of business on December 31, 2019, the Vectren Corporation Retirement Savings Plan (the Vectren Plan) was merged with and into the Plan. Prior to such merger, during the plan years ending in 2016 through 2019, the Vectren Plan paid fees totaling $47,500 for the SmartDollar Program that provided financial education to Vectren Plan participants. The Vectren Plan administrator reasonably and in good faith believed that such fees were reasonable administrative expenses payable from plan assets under ERISA and were not non-exempt transactions. However, after further evaluation by CenterPoint Energy, on February 11, 2021, Vectren Corporation (the Vectren Plan sponsor) reimbursed the Plan the total amount of these fees with adjusted earnings for the benefit of Vectren Plan participants. These transactions are reported on Schedule G of Form 5500.

(10) Delinquent Contributions

As disclosed in the accompanying supplemental schedule, certain employee deferrals were not timely remitted to the Plan in 2021 due to an inadvertent administrative error. All such delinquent contributions, adjusted for earnings, were contributed to the Plan in 2021 upon discovery of the error.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE G, PART III - SCHEDULE OF NON-EXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2021

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
Vectren Corporation	Employer whose employees were covered under the Vectren Corporation Retirement Savings Plan (Vectren Plan), which has been merged with and into the CenterPoint Energy Savings Plan.	Certain fees for financial education were paid by the Vectren Plan during 2016 through 2019. Vectren Corporation reimbursed the Plan for these payments with earnings in 2021.

Columns (d) through (j) are not shown as they are not applicable

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2021

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction				Totally Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ❑	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
	$—	$2,524.74	*	$—	$—

*All delinquent contributions, adjusted for earnings, were contributed to the Plan in 2021.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	CASH AND CASH EQUIVALENTS
	CASH	UNITED STATES DOLLAR	$2,026,919
*	NORTHERN TRUST	COLLECTIVE SHORT TERM INVESTMENT FUND	3,732,180
	SUBTOTAL		$5,759,099

	COMMON/COLLECTIVE TRUST FUNDS
	BLACKROCK	BLACKROCK EQUITY INDEX FUND	$514,569,638
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	188,420,268
	BLACKROCK	MSCI ACWI EX US INDEX SUPERFUND	42,506,477
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	88,309,059
	BLACKROCK	RUSSELL 2000 INDEX FUND	41,759,133
	HARDING LOEVNER	COLLECTIVE INVESTMENT TR FOR RETIREMENT PLANS	47,353,092
	MELLON	EB DAILY LIQUIDITY AGGREGATE BOND FUND	81,281,185
	PRUDENTIAL	PRUDENTIAL TR CO COLLECTIVE INVESTOR TR CORE PLUS BOND FUND	101,083,497
	SCHRODER	SCHRODER-INTL EQUITY COLLECTIVE INVESTMENT FUND	49,222,548
	VANGUARD	VANGUARD TARGET RETIREMENT 2015 TRUST FUND	20,631,713
	VANGUARD	VANGUARD TARGET RETIREMENT 2020 TRUST FUND	52,802,012
	VANGUARD	VANGUARD TARGET RETIREMENT 2025 TRUST FUND	117,164,073
	VANGUARD	VANGUARD TARGET RETIREMENT 2030 TRUST FUND	91,528,750
	VANGUARD	VANGUARD TARGET RETIREMENT 2035 TRUST FUND	99,168,163
	VANGUARD	VANGUARD TARGET RETIREMENT 2040 TRUST FUND	96,031,321
	VANGUARD	VANGUARD TARGET RETIREMENT 2045 TRUST FUND	132,868,107
	VANGUARD	VANGUARD TARGET RETIREMENT 2050 TRUST FUND	97,280,556
	VANGUARD	VANGUARD TARGET RETIREMENT 2055 TRUST FUND	67,517,799
	VANGUARD	VANGUARD TARGET RETIREMENT 2060 TRUST FUND	22,263,728
	VANGUARD	VANGUARD TARGET RETIREMENT 2065 TRUST FUND	6,391,704
	VANGUARD	VANGUARD TARGET RETIREMENT INCOME TRUST FUND	26,451,380
*	VOYA	VOYA-CORE PLUS TRUST FUND CLASS 4	89,760,926
	WELLINGTON	WELLINGTON MANAGEMENT-SMALL CAP OPPORTUNITIES PORTFOLIO	49,536,155
	SUBTOTAL		$2,123,901,284

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON STOCK
	ASML HOLDING NV	EQUITY SECURITY AND FUNDS	$3,448,878
	ADVANCED MICRO DEVICES INC.	EQUITY SECURITY AND FUNDS	1,626,933
	ALPHABET INC CAPITAL STOCK CLASS C	EQUITY SECURITY AND FUNDS	6,166,240
	ALPHABET INC. CAPITAL STOCK CLASS A	EQUITY SECURITY AND FUNDS	15,988,764
	AMAZON COM INC.	EQUITY SECURITY AND FUNDS	16,408,287
	AMPHENOL CORP CLASS A	EQUITY SECURITY AND FUNDS	2,384,352
	ANTHEM INC.	EQUITY SECURITY AND FUNDS	1,044,819
	APPLE INC.	EQUITY SECURITY AND FUNDS	11,362,349
	APTIV PLC.	EQUITY SECURITY AND FUNDS	1,063,762
	AVANTOR INC.	EQUITY SECURITY AND FUNDS	1,982,097
	BECTON DICKINSON & CO.	EQUITY SECURITY AND FUNDS	1,223,199
	BLOCK INC	EQUITY SECURITY AND FUNDS	484,530
	BOOKING HOLDINGS INC.	EQUITY SECURITY AND FUNDS	1,926,582
	CARVANA CO CLASS A	EQUITY SECURITY AND FUNDS	1,198,818
	CENTENE CORP.	EQUITY SECURITY AND FUNDS	177,407
	CHIPOTLE MEXICAN GRILL INC.	EQUITY SECURITY AND FUNDS	1,230,768
	CIGNA CORP.	EQUITY SECURITY AND FUNDS	3,907,154
	COSTAR GROUP INC.	EQUITY SECURITY AND FUNDS	34,141
	COUPANG INC CLASS A	EQUITY SECURITY AND FUNDS	760,560
	DOLLAR GEN CORP.	EQUITY SECURITY AND FUNDS	2,364,196
	DOORDASH INC. CLASS A	EQUITY SECURITY AND FUNDS	280,677
	DRAFTKINGS INC. CLASS A	EQUITY SECURITY AND FUNDS	456,881
	FARFETCH LTD. CLASS A	EQUITY SECURITY AND FUNDS	517,329
	FISERV INC	EQUITY SECURITY AND FUNDS	2,625,887
	FORTINET INC	EQUITY SECURITY AND FUNDS	3,146,188
	GLOBAL PMTS INC.	EQUITY SECURITY AND FUNDS	2,716,848
	HASHICORP INC CLASS A	EQUITY SECURITY AND FUNDS	147,667
	HCA HEALTHCARE INC.	EQUITY SECURITY AND FUNDS	2,161,468
	HUMANA INC.	EQUITY SECURITY AND FUNDS	1,587,401
	IAC/INTERACTIVECORP	EQUITY SECURITY AND FUNDS	926,865
	INGERSOLL RAND INC.	EQUITY SECURITY AND FUNDS	1,993,266
	INTUIT	EQUITY SECURITY AND FUNDS	7,375,804
	INTUITIVE SURGICAL INC.	EQUITY SECURITY AND FUNDS	4,043,203
	LIVE NATION ENTERTAINMENT INC	EQUITY SECURITY AND FUNDS	1,224,309
	LULULEMON ATHLETICA INC.	EQUITY SECURITY AND FUNDS	1,402,565
	LSV VALUE EQUITY FUND	EQUITY SECURITY AND FUNDS	82,848,268

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	MARKETAXESS HOLDINGS INC	EQUITY SECURITY AND FUNDS	303,928
	MASTERCARD INC CLASS A	EQUITY SECURITY AND FUNDS	2,361,451
	MATCH GROUP INC.	EQUITY SECURITY AND FUNDS	1,556,053
	META PLATFORMS INC	EQUITY SECURITY AND FUNDS	10,983,173
	MICROSOFT CORP.	EQUITY SECURITY AND FUNDS	21,870,553
	MONGODB INC. CLASS A	EQUITY SECURITY AND FUNDS	1,621,399
	NETFLIX INC.	EQUITY SECURITY AND FUNDS	3,647,774
	NIKE INC. CLASS B	EQUITY SECURITY AND FUNDS	1,320,860
	NVIDIA CORP	EQUITY SECURITY AND FUNDS	3,117,566
	PAYPAL HOLDINGS INC.	EQUITY SECURITY AND FUNDS	1,457,535
	PELOTON INTERACTIVE INC.	EQUITY SECURITY AND FUNDS	457,263
	RIVIAN AUTOMOTIVE INC.	EQUITY SECURITY AND FUNDS	1,467,836
	ROSS STORES INC.	EQUITY SECURITY AND FUNDS	3,041,676
	S&P GLOBAL INC.	EQUITY SECURITY AND FUNDS	1,336,978
	SALESFORCE INC.	EQUITY SECURITY AND FUNDS	4,094,288
	SCHWAB CHARLES CORP.	EQUITY SECURITY AND FUNDS	877,331
	SENTINELONE INC.	EQUITY SECURITY AND FUNDS	868,428
	SERVICENOW INC.	EQUITY SECURITY AND FUNDS	2,998,888
	SHOPIFY INC. CLASS A	EQUITY SECURITY AND FUNDS	619,826
	SNAP INC.	EQUITY SECURITY AND FUNDS	2,697,876
	SNOWFLAKE INC. CLASS A	EQUITY SECURITY AND FUNDS	214,090
	SPLUNK INC.	EQUITY SECURITY AND FUNDS	1,087,884
	SPOTIFY TECHNOLOGY	EQUITY SECURITY AND FUNDS	2,473,229
	STRYKER CORP.	EQUITY SECURITY AND FUNDS	3,662,719
	SYNOPSYS INC.	EQUITY SECURITY AND FUNDS	2,048,492
	TESLA INC.	EQUITY SECURITY AND FUNDS	894,036
	UIPATH INC.	EQUITY SECURITY AND FUNDS	700,431
	UNITEDHEALTH GROUP INC.	EQUITY SECURITY AND FUNDS	5,259,414
	VERTEX PHARMACEUTICALS INC.	EQUITY SECURITY AND FUNDS	1,406,758
	VISA INC. CLASS A	EQUITY SECURITY AND FUNDS	3,479,496
	WARNER MUSIC GROUP	EQUITY SECURITY AND FUNDS	413,535
	WORKDAY INC.	EQUITY SECURITY AND FUNDS	519,042
	ZOOM VIDEO COMMUNICATIONS INC	EQUITY SECURITY AND FUNDS	633,938
	SUBTOTAL		$277,732,208

*	CENTERPOINT ENERGY INC COM	COMPANY STOCK FUND	$242,505,552
**	STABLE VALUE FUND	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS	$281,814,880

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$2,931,713,023

*	NOTES RECEIVABLE FROM PARTICIPANT LOANS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% TO 8.25%	$33,990,244
		WITH VARIOUS MATURITIES

* PARTY-IN-INTEREST
** INVESTMENT AT CONTRACT VALUE BEING DEEMED AS FAIR VALUE

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Brad Tutunjian
(Brad Tutunjian, Chairperson of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 24, 2022

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically filed herewith